Joaquín Estrada President CEMEX Asia, Middle East & Africa Rutenberg Power Station, Israel Exhibit 5

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Very different situations throughout the region 2014 Egypt Philippines Rest 2015 429 -88 37 -10 1) Proforma reflecting new Asia, Middle East & Africa region 368 -14% EBITDA Variation(1) ($ M)

EBITDA Variation(1) ($ M) Variable cost & distr. Challenging year partially offset by a solid portfolio -14% 1) Proforma reflecting new Asia, Middle East & Africa region

Steady growth trend in volumes… +3.1% ‘15 ‘14 ‘13 ‘12 Cement ‘13 ‘14 ‘15 ‘12 Ready-mix ‘14 ‘15 ‘13 ‘12 Aggregates(2) Volume by Business Segment(1) +7.4% +0.9% +2.6% +5.8% -0.4% (3) (3) (3) 1) Proforma reflecting new Asia, Middle East & Africa region. Gray Cement domestic volume 2) Like-to-like basis (excluding divestment in Malaysia) 3) CAGR from 2012 to 2015

… and positive demand is expected to continue 2016-2017 Demand CAGR(1) 1) National gray cement consumption Source: CX estimates Limited growth (0%-3%) Significant growth (>6%) Moderate growth (3%-6%)

Higher capacity utilization in our major markets Philippines (2015) Cement capacity in M tons Cement demand in M tons +83% Egypt (2015) +72% 84% CX capacity utilization 2015 90% Industry capacity utilization 2015

Strategies create premium pricing in cement ‘11 ‘11 +5.1% Facing volatility in Egypt due to overcapacity Philippines (LC/ton) Egypt (LC/ton) -5.8% +3.1% (1) 1) CAGR from 2011 to 2015

Value added products are boosting profitability Ordinary Portland cement Cement products portfolio (%) 38% 62% Concrete products portfolio (%) Special products Standard concrete Value added products 1) Incremental Contribution Margin related to the entire volume Egypt Cement Special Products Israel Value Added Products 77% 23% 14% Incremental contribution margin(1) 7% Incremental contribution margin(1)

Successful Value before Volume strategy in ready-mix 7.6% 6.8% 22.1% 18.1% Asia, Middle East & Africa Services & Surcharges (% of sales) Value Added Products (% of incremental value created)

Strengthening solutions that leverage on global networks



Egypt: Cairo – Suez extension (completed)

- Concrete highway construction breakthrough in the country
- Cement intensity: 100 kg/m2



UAE: Diverse paving solutions

- RCC for industrial pavement
- Decorative pavements
- New developments: Legoland theme park….


cemex

Philippines: Pavements - Promptis™

- Open to traffic in 24 hours
- Solution to rapid construction requirements



Philippines: Housing

- Faster and industrialized construction
- Gained acceptance among affordable housing developers

Solutions to grow concrete and cement volumes at higher margins

11

Aiming to reduce working capital significantly Working Capital(1) (Average Days) 0 1) Proforma reflecting new Asia, Middle East & Africa region

What you should expect from us: Health & Safety: Achieve and sustain Zero for Life Strengthen our Value before Volume strategy Value creation through leveraging on global networks Further reduction in fuel cost Focused on free cash flow generation